Exhibit 15.3

Hutchison 3G UK Holdings Limited

Unaudited Special Purpose Financial Statements

Year Ended 31 December 2003

Hutchison 3G UK Holdings Limited

Unaudited Special Purpose Financial Statements

Contents

Consolidated Profit and Loss Account	1

Consolidated Balance Sheet	2

Consolidated Cash Flow statement	3

Notes to the Unaudited Special Purpose Financial Statements	4

Hutchison 3G UK Holdings Limited

Unaudited Special Purpose Financial Statements

Consolidated Profit and Loss Account

	Notes	2003 £000
Turnover	2	92,020
Cost of sales		(282,397)

Gross loss		(190,377)

Administrative expenses	3	(663,780)

Operating loss		(854,157)
Interest receivable and similar income	7	14,214
Interest payable and similar charges	8	(132,553)

Loss on ordinary activities before taxation		(972,496)
Tax on loss on ordinary activities	9	—

Loss on ordinary activities after taxation		(972,496)

Loss for the year	19	(972,496)

The results relate to activities which are continuing. The principal activity of the Group is the provision of third generation video multi-media and communication services in the United Kingdom (“UK”).

The Group has no recognised gains or losses other than the loss for the year as shown above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the year stated above and their historical cost equivalents.

The notes on pages 4 to 27 form an integral part of these unaudited special purpose financial statements.

Hutchison 3G UK Holdings Limited

Unaudited Special Purpose Financial Statements

Consolidated Balance Sheet

	Notes	2003 £000
Fixed assets
UMTS and other licences	10	4,280,772
Tangible fixed assets	11	1,562,557

		5,843,329

Current assets
Stock	12	56,592
Debtors	13	84,512
Investments in liquid resources	22	343,084
Cash at bank and in hand		3,690

		487,878
Creditors Amounts falling due within one year	14	(323,759)

Net current assets		164,119

Total assets less current liabilities		6,007,448

Creditors Amounts falling due after more than one year	15	(2,757,318)

		3,250,130

Capital and reserves
Called up share capital	18	4,445,487
Profit and loss account	19	(1,195,357)

Equity shareholders’ funds	20	3,250,130

Hutchison 3G UK Holdings Limited

Unaudited Special Purpose Financial Statements

Consolidated Cash Flow Statement

	Notes	2003 £000
Net cash outflow from operating activities	21	(589,827)

Returns on investments and servicing of finance
Interest received		13,648
Interest paid		(97,978)
Loan extension fees paid		(16,298)

Net cash outflow from returns on investments and servicing of finance		(100,628)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(254,068)
Purchase of licences		(13,642)

Net cash outflow from capital expenditure and financial investment		(267,710)

Net cash outflow before use of liquid resources and financing		(958,165)

Management of liquid resources	22	(353,218)

Financing
Increase in borrowings	23	1,315,921

Net cash inflow from financing		1,315,921

Net increase in cash	22	4,538

		2003 £000
Reconciliation to net debt

Net debt at 1 January 2003		(1,392,006)
Increase in net cash	22	4,538
Movement in liquid resources	22	353,218
Other non-cash items	22	(50,239)
Movement in borrowings	22	(1,315,921)
Exchange adjustments	22	(10,134)

Net debt at 31 December 2003	22	(2,410,544)

The notes on pages 4 to 27 form an integral part of these unaudited special purpose financial statements.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

1 Accounting Policies

(a) Basis of accounting

The unaudited special purpose financial statements have been prepared under the historical cost convention and in accordance with applicable UK Generally Accepted Accounting Principles (“UK GAAP”). A summary of the significant UK GAAP accounting policies, which have been applied consistently, is set out below. The unaudited special purpose financial statements for the year ended 31 December 2003 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The unaudited special purpose financial statements have been prepared by Hutchison 3G UK Holdings Limited in order to illustrate the impact on the results of the operations and financial position of the Group as would be reported under United States of America Generally Accepted Accounting Principles (“US GAAP”). UK GAAP differs in certain significant respects from US GAAP as set out in Note 27 of the notes to the unaudited special purpose financial statements.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Actual results may differ from estimates included in the financial statements. Estimates are used when accounting for certain items such as provision for bad and doubtful debtors, depreciation, amortisation and impairment of tangible and intangible fixed assets, and valuation of inventory.

Basis of consolidation

The consolidated financial statements for the year ended 31 December 2003 consolidate the accounts of Hutchison 3G UK Holdings Limited (“the Company”) and its subsidiary undertaking, Hutchison 3G UK Limited, together named “the Group”.

(b) Turnover

Turnover represents amounts earned for services provided to customers, net of value added tax. Turnover from third generation video mobile multi-media and communication services comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunication services, including data services and information provision, and revenues from the sale of handsets.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recognised as turnover over the related access period. Unbilled turnover resulting from services already provided from the billing cycle date to the end of each period is accrued, and unearned monthly access charges relating to periods after each accounting period are deferred.

Revenues from sales of telecommunications equipment, net of rebates and discounts are recognised upon activation of the customer.

The total consideration on arrangements with multiple revenue-generating activities is allocated to each separate component (mobile handset and the service) based on their relative fair values. The revenue from the sale of mobile handset is recognised upon activation of the customer. The revenue from the rendering of services is recognised over the period of the contract.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

Accounting Policies (continued)

(b) Turnover (continued)

Revenue from data services and information provision is recognised when the Group has performed the related service and depending on the nature of the service is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

(c) Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred with the exception of expenditure on the development of products and services where the outcome of those projects are assessed as being reasonably certain as regards commercial viability and technical feasibility. As at 31 December 2003 no development expenditure had been capitalised.

(d) Customer acquisition costs

Customer acquisition costs, which include the commission costs associated with acquiring new subscribers and other incremental costs of customer acquisition, are charged to the profit and loss account as incurred. Customer acquisition costs are included in “Cost of sales”.

(e) Pension costs

The Group contributes to a defined contribution personal pension plan in respect of its employees. Pension costs are charged to the profit and loss account in the year to which the contributions relate.

(f) Foreign currency transactions

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets or liabilities denominated in foreign currencies, which are held at the end of the year, are translated at the year-end rate of exchange. Exchange differences on monetary items are taken to the profit and loss account.

(g) UMTS and other licences

The Universal Mobile Telecommunication System (“UMTS”) and other licences are stated at cost and amortised from the later of the start of the licence period and the date when the licence is available for use, to the end of the licence period on a straight-line basis. Licence amortisation is included in “Administrative expenses”.

In accordance with FRS 10 and FRS 11, regular reviews are conducted on the licences’ carrying values and where impairment is judged to have occurred a provision is made for diminution in value and charged to the profit and loss account in that period.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

Accounting Policies (continued)

(h) Fixed assets and depreciation

Tangible fixed assets are stated at cost of acquisition or at construction cost, less accumulated depreciation. The cost of fixed assets includes only those costs directly attributable to bringing the asset into working condition for its intended use, including associated borrowing costs.

Assets held under leases or other arrangements, which confer rights and obligations similar to those attaching to owned assets, are capitalised as tangible fixed assets.

Tangible fixed assets are depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use at the following rates:

Leasehold improvements	over the lease term or the useful life if shorter
Plant and equipment	10% - 33.3%
Network infrastructure	5% - 10%

Payments on account and assets in the course of construction are not depreciated.

In accordance with FRS 11 tangible fixed assets are tested for impairment if and when an event that might adversely affect their values has occurred. Where impairment is judged to have occurred a provision is made for diminution in value, and charged to the profit and loss account in that period.

(i) Leased assets

Where the Group has substantially all the risks and rewards of ownership of an asset subject to lease, that lease is treated as a finance lease with the equivalent cost recorded as both a fixed asset and a liability. Depreciation is provided in line with the Group accounting policy for the underlying assets. Finance charges, included in interest, are allocated over each lease to produce a constant rate of charge on the outstanding balance.

All other leases are accounted for as operating leases and the rental costs are charged to the profit and loss account on a straight-line basis over the term of the lease.

(j) Deferred taxation

Deferred tax is provided in full on all timing differences, which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(k) Finance costs

Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility to produce a constant rate of financing charge.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

Accounting Policies (continued)

(l) Stock

Stock is valued at lower of cost and net realisable value, less provision for obsolescence. Cost includes expenditure that has been incurred in the normal course of business in bringing the product or service to its present location and condition.

(m) Debtors

Debtors are stated at the invoiced amount less provisions for accounts that are estimated by management to be doubtful. Provisions are maintained in respect of bad and doubtful debts for estimated losses resulting from the inability of customers to make required payments. Estimates are based on the ageing of the debt balances and historical experience.

(n) Liquid resources

Liquid resources include surplus cash which is placed on short term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2003, all of the Group’s liquid resources comprise short-term money market deposits.

2 Segmental reporting

The Group’s activities consist solely of the provision of third generation video mobile multi-media and communication services in the United Kingdom.

The Group’s turnover comprises:

2003 £000
Services	41,797
Equipment	45,528
Other	4,695

92,020

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

3 Administrative expenses (including amounts capitalised)

2003 £000
Administrative expenses has been stated after charging:
Staff costs (note 5)	105,879
Amortisation (note 10)	200,968
Depreciation (note 11)	104,628
Operating lease expenditure – plant & machinery	4,458
Operating lease expenditure – other	96,102
Auditors remuneration:
Auditors’ remuneration	300
Amounts paid to auditors in respect of non audit work	210

A proportion of these costs has been capitalised in accordance with the Group’s accounting policies.

4 Directors’ emoluments

2003 £000
Aggregate emoluments	1,406
Pension contributions	115

1,521

The above emoluments, including pension contributions under a money purchase scheme, were paid to two directors. The highest paid director received emoluments of £719,000 and pension contributions of £61,000.

5 Staff costs (including amounts capitalised)

2003 £000
Wages and salaries	85,859
Social security costs	11,997
Pension costs	8,023

105,879

A proportion of these costs has been capitalised in accordance with the Group’s accounting policies.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

6 Employee information

The year-end number of people (including executive directors) employed permanently by the Group was:

2003 Number
Operations	1,881
Administration	437

2,318

The average monthly number of people employed during the year was 2,092.

7 Interest receivable and similar income

2003 £000
Interest receivable from bank deposits	14,214

8 Interest payable and similar charges

2003 £000
Interest payable on amount due to a group undertaking	57,017
Interest payable on other loans	40,090
Interest payable on bank loans and overdrafts	104,501

201,608
Finance costs capitalised	(69,055)

132,553

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

9 Tax on loss on ordinary activities

2003 £000
Provision for the year:
Corporation tax charged at 30%	—

There is no tax charge arising in the year as no chargeable profits were made.

The Group has an unrecognised deferred tax asset of approximately £360,000,000 in respect of losses which will be recoverable when sufficient future taxable profits have been earned.

10 UMTS and other licences

	UMTS licence £000	Other licences £000	Total £000
Cost
At 1 January 2003	4,445,598	36,000	4,481,598
Additions	—	142	142

At 31 December 2003	4,445,598	36,142	4,481,740

Amortisation
At 1 January 2003	—	—	—
Charge for the year	(177,825)	(23,143)	(200,968)

At 31 December 2003	(177,825)	(23,143)	(200,968)

Net book value
At 31 December 2003	4,267,773	12,999	4,280,772

Included in the UMTS licence is the cost of a UK UMTS licence and associated bid costs. Other licences relate to the rights to distribute content.

The UMTS licence acquired in 2000 to operate third generation mobile services in the United Kingdom provides an allocation of frequency spectrum and the right to deliver voice, data and other services to mobile users for 21 years, expiring on 31 December 2021. Amortisation of the UMTS and other licences commenced when the underlying network assets and licences became available for use.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

10 UMTS and other licences (continued)

In accordance with FRS 10 and FRS 11, the Group has reviewed the carrying value of the licence based on management’s expectation of future economic, commercial and operating conditions in the United Kingdom (UK) third generation mobile video multi-media and communication market. The value in use has been derived from discounted cash flow projections; such projections cover a ten year period as management of the Group consider that the growth in the business will exceed the average growth rate for the UK over ten years. After the ten year period, the projections use a long-term growth rate compatible with projections for the UK.

While the cash flow projections and the discount rate applied to the cash flows are based upon management’s best estimates, these estimates are subject to uncertainty. The actual outcome may differ and management’s estimates may alter to reflect changes in the economic, commercial and operating environment. The directors have concluded that no provision for impairment is required at 31 December 2003.

11 Tangible fixed assets

	Leasehold improvements £000	Plant and equipment £000	Network infrastructure £000	Payments on account and assets in the course of construction £000	Total £000
Cost
At 1 January 2003	33,472	42,484	—	1,245,237	1,321,193
Additions	1,400	5,393	—	364,444	371,237
Disposals	—	(3,606)	—	—	(3,606)
Transfers	66,809	2,666	1,331,684	(1,401,159)	—

At 31 December 2003	101,681	46,937	1,331,684	208,522	1,688,824

Depreciation
At 1 January 2003	(2,320)	(20,479)	—	—	(22,799)
Charge for the year	(4,459)	(14,182)	(85,987)	—	(104,628)
Disposals	—	1,160	—	—	1,160

At 31 December 2003	(6,779)	(33,501)	(85,987)	—	(126,267)

Net book value
At 31 December 2003	94,902	13,436	1,245,697	208,522	1,562,557

Network infrastructure includes assets held under a capital lease with a cost on 31 December 2003 of £32,000,000, net book value on 31 December 2003 of £30,720,000, and depreciation charge for the year ended 31 December 2003 of £1,280,000. Aggregate finance costs capitalised relating to expenditure incurred on construction and development of tangible fixed assets amounts to £150,491,000.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

12 Stock

2003 £000
Finished goods	17,023
Payments on account	39,569

56,592

13 Debtors – due within one year

2003 £000
Trade debtors	24,502
Amounts owed by group undertakings	21,758
Other debtors	2,510
Prepayments and accrued income	35,742

84,512

Amounts owed by group undertakings are unsecured and receivable on normal commercial terms.

14 Creditors - amounts falling due within one year

2003 £000
Bank loans and overdrafts	—
Trade creditors	18,058
Amounts due to group undertakings	47,521
Other creditors	727
Taxation and social security	4,828
Accruals and deferred income	252,625

323,759

Amounts due to group undertakings are unsecured and settled on normal commercial terms.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

15 Creditors – amounts falling due after more than one year

2003 £000
Amount due to a group undertaking	1,025,258
Bank loans	1,111,313
Other loans	620,747

2,757,318

Bank loans, other loans and amount due to a group undertaking are secured by fixed and floating charges over the assets of the Company.

During 2003, the Group reached agreement with its lenders to extend the current £3.2 billion interim finance facility for an additional year through to 30 March 2005.

See note 30 for details of changes in financing since the year end.

16 Loans, other borrowings and financial instruments

The Group is subject to a number of financial risks that arise as a result of its activities.

To manage and limit the effects of those financial risks, the Group operates a centralised treasury function which manages both the working capital and capital expenditure requirements of the Group.

The most significant treasury exposures faced by the Group are raising finance and managing interest rate positions. Regular reports are provided to senior management and treasury operations are subject to periodic reviews.

The Group’s financial instruments comprise borrowings, investments in liquid resources and cash. It is, and has been throughout the year to 31 December 2003, the Group’s policy not to undertake speculative trading in financial instruments.

Short-term debtors and creditors

Except for disclosures under currency exposure below, the following financial information excludes the Group’s short-term debtors and creditors.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

16 Loans, other borrowings and financial instruments (continued)

Liquidity Risk

Group policy is to use long-term debt instruments. It has raised debt from its shareholders, banks and other financial institutions.

Maturity of debt	2003 £000
Amounts due to a group undertaking
In more than one year, but not more than two years	200,252
In more than 5 years	825,006

Bank and other loans
In more than one year, but not more than two years	1,525,809
In more than 5 years	206,251

2,757,318

Interest Rate Risk

The Group is exposed to interest rate risk on its short-term deposits and long term debt instruments.

Given the relatively low impact that interest rates have on the viability of the Group and attainable interest rates, the Group has decided not to hedge its planned borrowings at this stage. The Group will continue to monitor interest rate movements and trends and should hedging become advantageous the instruments used would depend on their relative attractiveness at the time.

The amounts due in more than one year, but not more than two years, totalling £1,726,061, have been drawn down under the Group’s £3.2 billion credit facility. The amounts drawn under the facility represent loans and other borrowings repayable on 30 March 2005 and carry an interest rate at LIBOR plus 2.25%.

‘Amounts due to a group undertaking’ in more than five years of, £825,006,000, represents a £800 million loan provided by Hutchison Europe Telecommunications S.à r.l. plus accrued interest. The loan plus accrued interest is repayable in full in May 2013 and carry an interest rate of LIBOR plus 1%

‘Bank and other loans’ due in more than five years of, £206,251,000, represents a £200 million loan provided by NTT DoCoMo, Inc, the Company’s minority shareholder plus accrued interest. The loan plus accrued interest is repayable in full in May 2013 and carry an interest rate of LIBOR plus 1%

See Note 30 for details of changes in financing since the year end.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

16 Loans, other borrowings and financial instruments (continued)

Currency Risk

The currency exposure of the Group’s financial assets/(liabilities), including short-term debtors and creditors is:

Currency	2003 £000
United States Dollars	149,658
Euro	(2,171)

147,487

Concentrations of credit risk

Financial instruments which potentially subject the Group to concentration of credit risk consist principally of cash and investments in liquid resources. Management believes the concentration of credit risk associated with the Group’s cash and investments in liquid resources is mitigated by the fact that these amounts are placed in what management believes to be high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Fair value of financial instruments

The fair value of long-term amounts due to group undertakings, bank loans and other loans, approximates to the carrying value reported in the balance sheet as they are at floating rates.

17 Provisions for liabilities and charges

The Group has an obligation under the terms of its cell site leases to restore the sites to their original state on the relocation of the cell site equipment. This requires management to make estimates about the expected cost to restore the sites and the timing of the restoration of the sites.

The directors do not believe that the present value of any obligation would be significant in the context of the Group’s reported financial position and results and accordingly no provision has been recorded. This matter will be kept under regular review.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

18 Called up share capital

2003 £000
Authorised:
5,000,000,000 ordinary shares of £1 each	5,000,000
Allotted and fully paid:
4,445,486,753 ordinary shares of £1 each	4,445,487

Potential issues of ordinary shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from 100p to 135p under the share option scheme, which is subject to compliance with applicable legal and regulatory requirements of the Company and any of its parent companies, approved by shareholders in April 2001. The number of shares subject to options, the years in which they were granted and the prices at which they may be exercised are given below:

Year of grant	Exercise price		2003 Number
2001	100	p	26,886,000
2001	135	p	88,675,750
2002	135	p	11,809,000
2003	135	p	1,405,000

Options issued under the scheme will vest and be exercisable partly on the initial public offering of shares in the Company and partly at predetermined dates thereafter. The expiry date for these options is 20 April 2011.

19 Profit and loss account

2003 £000
Balance at the beginning of the year	(222,861)
Loss for the year	(972,496)

Retained losses at 31 December 2003	(1,195,357)

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

20 Reconciliation of movements in equity shareholders’ funds

2003 £000
Balance at the beginning of the year	4,222,626
Loss for the year	(972,496)

Equity shareholders’ funds at 31 December 2003	3,250,130

21 Reconciliation of operating loss to net cash outflow from operating activities

2003 £000
Operating loss	(854,157)
Amortisation of intangible fixed assets	200,968
Depreciation including loss on disposal	107,074
Decrease in stocks	5,192
Decrease in debtors	5,574
Decrease in creditors	(54,478)

Net cash outflow from operating activities	(589,827)

22 Analysis of movement in net debt

	At 1 January 2003 £000	Cash flow £000	Foreign Exchange Movements £000	Other non-cash charges £000	At 31 December 2003 £000
Cash at bank and in hand	(848)	4,538	—	—	3,690
Investments in liquid resources	—	353,218	(10,134)	—	343,084
Debts due after one year	(1,391,158)	(1,315,921)	—	(50,239)	(2,757,318)
Debts due within one year	—	—	—	—	—

Net debt	(1,392,006)	(958,165)	(10,134)	(50,239)	(2,410,544)

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

22 Analysis of movement in net debt (continued)

Other non-cash charges represents the amortisation of the banking facility application fees paid in 2001 and accrued interest.

Investments in liquid resources comprise short-term money market deposits with banks which mature within three months of the date of inception.

Fair value of financial instruments

The fair value of investments in liquid resources and cash at bank and in hand is equivalent to the carrying value reported in the balance sheet.

23 Movement in borrowings

2003 £000
Due within one year	—
Due after one year	1,315,921

Increase in borrowings	1,315,921

Cash inflow	1,315,921

24 Operating lease commitments

At 31 December 2003, the Group had lease agreements in respect of land and buildings, office equipment, and motor vehicles for which the payments extend over a number of years.

	Land & buildings 2003 £000	Other 2003 £000	Total 2003 £000
Annual commitments under non cancellable operating leases expiring:
Within one year	357	460	817
Within two to five years	1,013	569	1,582
After five years	47,365	—	47,365

	48,735	1,029	49,764

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

25 Pensions

The Group operates a defined contribution personal pension plan. The pension plan is voluntary. Group employees have the option to join the scheme on the commencement date of employment.

2003 £000
Pension costs	8,023

At 31 December 2003, the pension contribution payable was £767,000.

26 Capital commitments

At 31 December 2003, the Group had contracted capital commitments of £247,600,000 which relate to the development of the infrastructure and services to provide third generation mobile video multi-media and communication services in the UK.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

27 Differences between UK GAAP and US GAAP

The unaudited special purpose financial statements of the Group have been prepared in conformity with UK GAAP which differs in certain significant respects from US GAAP. These differences have a significant effect on the net loss and the composition of shareholders’ equity and are described below.

Summary of adjustments to net loss and equity shareholders’ funds

2003 £000
Loss for year under UK GAAP	(972,496)
US GAAP adjustments:
Software development costs, net of depreciation (i)	(520)
Network rollout costs, net of depreciation (ii)	(11,476)
Capitalised finance costs, net of depreciation (iii)	(11,511)
Finance costs (iv)	(636)
Inventory (v)	3,908

Loss for year under US GAAP	(992,731)

2003 £000
Equity shareholders’ funds under UK GAAP	3,250,130
US GAAP adjustments:
Software development costs, net of depreciation (i)	(9,526)
Network rollout costs, net of depreciation (ii)	(57,197)
Capitalised finance costs, net of depreciation (iii)	(20,626)
Finance costs (iv)	1,887
Inventory (v)	3,908
Deferred taxation	360,000
Tax effect of US GAAP adjustments	6,071
Valuation allowance	(366,071)

Equity shareholders’ funds under US GAAP	3,168,576

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

27 Differences between UK GAAP and US GAAP (continued)

(i) Software development costs

Under UK GAAP, FRS 10, Goodwill and Intangible Assets, provides that internal costs incurred in the development of computer software for internal use should be capitalised as part of the cost of the related hardware where they are directly attributable to bringing a computer system into working condition for its intended use in the business.

AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SoP 98-1”) requires costs that are incurred in the preliminary project stage to be expensed as incurred. Once certain criteria relating to the development of the software have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalised. It is not permitted to capitalise costs incurred in the preliminary stage once the project has moved into the development stage. The difference relates to the capitalisation under UK GAAP of directly attributable costs incurred in the preliminary stage on projects which have progressed to the development stage.

The total additional amount of software developed for internal use that was capitalised during the preliminary stage at 31 December 2003 was £12,174,000. The associated reduction in depreciation for the year was £2,648,000.

(ii) Network rollout costs

In accordance with FRS 15, Tangible Fixed Assets, those costs which are directly incremental and attributable to bringing fixed assets into working condition for their intended use are capitalised as part of the cost of constructing the tangible fixed asset. Under US GAAP the guidance in respect of fixed assets is similar. However, it is industry practice that certain costs which are capitalised under UK GAAP are expensed as incurred. In particular, costs associated with the acquisition of real estate site related costs and certain other administrative costs associated with the rollout of the network are expensed as incurred. Accordingly, those real estate site related costs and administrative costs have been expensed for the purposes of US GAAP. The total amount of related costs capitalised at 31 December 2003 was £61,207,000. The associated reduction in depreciation for the year was £4,010,000.

(iii) Capitalised finance costs

Under UK GAAP, FRS 15 permits finance costs that are directly attributable to the construction of tangible fixed assets to be capitalised as part of the cost of those assets. As set out in note 1, the Group has allocated a proportion of the period’s finance costs incurred in relation to relevant spend on fixed assets in the course of construction. The total finance costs include a component relating to commitment fees.

Under US GAAP, Statement of Financial Accounting Standards 34 (“FAS 34”) permits the capitalisation of finance costs as an element of the historic cost of an asset when a period of time is required to bring it to the condition and location necessary for its intended use. However, finance costs associated with undrawn facilities, such as commitment fees; do not qualify for capitalisation under US GAAP.

The total amount of commitment fees capitalised at 31 December 2003 was £21,785,000. The associated reduction in depreciation in the year was £1,159,000.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

27 Differences between UK GAAP and US GAAP (continued)

(iv) Finance costs

In connection with arranging financing for the purchase of the 3G licence the company incurred a co-ordination fee of £3,000,000 in November 2000. The UK Companies Act prohibits carrying forward issuance costs as an asset. They may only be capitalised and offset against debt. Accordingly, during the year ended 31 December 2000, this fee was expensed because the loan was not finalised until March 2001. Under US GAAP, this co-ordination fee should be capitalised and amortised over the life of the loan.

In addition, in accordance with FAS 34 as set out under note (iii) above, a proportion of these finance costs are capitalised as part of the cost of bringing the asset into the condition and location necessary for its intended use.

Under UK GAAP unamortised issue costs are netted against the associated funding. Under US GAAP unamortised issue costs are disclosed as a debtor. The total amount of issuance costs netted against debt for UK GAAP purposes was £28,438,000 at 31 December 2003.

(v) Inventory

The Group’s current business model includes selling certain handsets to third party dealers or end user customers at prices below the amount paid to the handset supplier. Under UK GAAP, in accordance with SSAP 9, stocks of handsets are recorded at the lower of cost and estimated net realisable value, which takes into account the expectation that certain handsets will be sold below cost. Under US GAAP, the loss on sale of handsets, which do not have obsolescence or impairment issues, is recognised at the point of sale. Accordingly, the carrying value of handset stocks under US GAAP at 31 December 2003 was £3,908,000 higher than under UK GAAP.

Classification of amounts paid to third party distributors

The Group incurs commissions, paid to third party distributors, for the acquisition of new customers as set out in note 1(d). Under UK GAAP such commissions paid to distributors, net of handset subsidies, that result in an identifiable benefit to the Group in the form of incremental network revenues are included in “Cost of sales”.

Under US GAAP, EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), states that amounts paid to third party distributors are presumed to be a reduction in revenue unless certain conditions can be met. At the present time, it has not been possible for the Group to determine the fair value of distributor commissions. Hence, for US GAAP purposes, commissions paid to third party distributors in the amount of £31,228,000 have been classified as a reduction in turnover.

As a result of these reclassifications, under US GAAP turnover for the period ended 31 December 2003 would have been £60,792,000. This reclassification of expenditure has no impact on the Group’s reported losses under UK and US GAAP.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

27 Differences between UK GAAP and US GAAP (continued)

Consolidated statement of cash flows

The Consolidated Statement of Cash Flows presented under UK GAAP has been prepared in accordance with FRS 1 (revised), Cash Flow Statements, and presents substantially the same information as required under FAS 95, Statement of Cash Flows. There are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported. Under FAS 95 cash flows are classified under operating activities (including cash flows from taxation and returns on investments and servicing of finance), investing activities and financing activities.

Under FRS 1 (revised) cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under FAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. Cash and cash equivalents do not include bank overdrafts.

A summary of the Group’s operating, investing and financing activities classified in accordance with US GAAP is presented below:

2003 £000
Net cash outflow from operating activities	(690,455)
Net cash used in investing activities	(267,710)
Net cash provided by financing activities	1,315,921
Effects of exchange differences on cash and cash equivalents	(10,134)

Net increase in cash and cash equivalents	347,622

Cash at beginning of period	(848)

Cash at end of period	346,774

Deferred tax

Under UK GAAP in accordance with FRS 19, Deferred Tax, deferred tax is provided in full on all timing differences, which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise, based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. It is the Company’s policy that deferred tax assets and liabilities are not discounted.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

27 Differences between UK GAAP and US GAAP (continued)

Deferred tax (continued)

Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for all differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate when they are expected to be utilised, including the enacted change in future rates. Valuation allowances are provided against all deferred tax assets to the extent that realisation of the assets is not likely.

A summary of the Group’s deferred tax position in accordance with UK and US GAAP is presented below:

2003 £000
Deferred tax asset in financial statements (UK GAAP)
Tax effects of timing differences:
Tax losses	360,000
Tax effect of US GAAP adjustments	6,071
Capital allowances and other timing differences	—

Gross deferred tax assets under US GAAP	366,071
Deferred tax valuation allowance	(366,071)

Net deferred tax asset under US GAAP	—

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

28 Related party transactions

Transactions with companies in the Hutchison Whampoa Limited (“HWL”) group, all of which are under common control, are shown below.

	Profit & loss account transactions £000	Balance sheet transactions £000	Balances at 31 Dec 2003 £000
Company
Hutchison Network Services UK Limited	(2,123)	—	(2,123)
Hutchison International Limited	—	5	(78)
Hutchison Telecommunications International Limited	—	—	—
Hutchison Europe Telecommunications S.à r.l.	(37,437)	(837,054)	(1,028,351)
Hutchison 3G Austria GmbH	—	102	102
Hutchison 3G Italia S.p.A.	—	5,144	(107)
Hi3G Access AB	—	(158)	(3)
Hutchison Whampoa Europe Investments S.à r.l.	—	(27,347)	(26,533)
Hutchison 3G Australia Pty Limited	—	3	—
Hutchison Whampoa 3G IP S.à r.l.	—	(11,880)	7,327
Hutchison Whampoa (Europe) Limited	—	—	(2,287)
Hutchison Whampoa 3G Procurement S.à r.l.	(10,894)	—	(8,772)
Hutchison 3G Enterprises S.à r.l.	—	3,745	3,745
Hutchison Whampoa Three G Enterprises (Bahamas) Limited	—	(3,328)	667
Hutchison Whampoa 3G Content S.à r.l.	—	(1,384)	(1,601)
Hutchison 3G Ireland Limited	2,574	—	230
Hutchison CAT Wireless MultiMedia Limited	—	—	—
Hutchison Tele-Services (India) Pvt Limited	—	4,050	3,783
Savers Health & Beauty Limited	2,301	—	—
Superdrug Stores plc	(2,236)	—	(1,174)

Within Hutchison Europe Telecommunications S.à r.l. (formerly Hutchison 3G Europe Investments S.à r.l.) is a loan of £1,003,161,000 plus accrued interest to the Group (see note 16). Included in profit and loss transactions is £37,437,000 of finance costs paid and payable to Hutchison Europe Telecommunications S.à r.l.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

28 Related party transactions (continued)

The amounts owed to Superdrug Stores plc represent payments due in respect of store space occupied by the Group. In March 2003, the Group entered into an agreement with Superdrug Stores plc for the provision of consulting services. Turnover in the amount of £3.5 million was recognised in 2003 in respect of this transaction. Amounts due to the Group were paid in full in 2003.

In December 2003, the Group entered into agreements with Superdrug Stores plc, Savers Health & Beauty Limited, Hutchison 3G Ireland Limited and Hutchison Whampoa 3G Procurement S.à r.l., for the supply of mobile handsets and accessories. All four companies are subsidiaries of HWL, (see note 29). Turnover in the amount of £13.6 million was recorded in 2003 in respect of these transactions. All amounts due in respect of these transactions were paid in full in December 2003.

The Group acquires and provides certain services and assets to/from other HWL controlled companies including Hutchison Whampoa Europe Investments S.à r.l., Hutchison Whampoa 3G IP S.à r.l. and Hutchison Whampoa 3G Procurement S.à r.l., as shown above.

Transactions undertaken during the year with NTT DoCoMo, Inc., the Company’s minority shareholder, are disclosed in Note 16.

29 Ultimate parent undertaking

The immediate parent company is Hutchison 3G UK Investments S.à r.l. a company incorporated in Luxembourg, which owns approximately 50.1% of the share capital and voting rights of the Company.

HWL, a company listed on The Stock Exchange of Hong Kong Limited and incorporated in Hong Kong, is the smallest and largest group to consolidate these accounts, and is the Company’s ultimate parent undertaking and owns, through Hutchison 3G UK Investments S.à r.l. and other HWL group companies, 65% of the share capital and voting rights of the Company.

Copies of the group accounts of HWL may be obtained from the Company Secretary at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

During the year, HWL and KPN Mobile N.V. (“KPN”) settled their disputes and HWL entered into an agreement providing for the purchase of KPN’s 15% interest in the Company.

30 Post balance sheet events

On 8 April 2004, the Group’s £3.2 billion credit facility (see note 16) was novated to a Hutchison Whampoa Limited group company (“HWL Company”). HWL Company paid cash consideration equal to the face value of amounts drawn on the facility at 8 April 2004. The pledge on the shares of the Company was released on that date.

The Group has since reached agreement with HWL Company to extend the current £3.2 billion credit facility for an additional year through to March 2006.

Hutchison 3G UK Holdings Limited

Notes to the unaudited special purpose financial statements for the year ended 31 December 2003

30 Post balance sheet events (continued)

In June 2004, HWL and NTT DoCoMo, Inc. entered into an agreement whereby HWL has a right to purchase or procure the purchase of NTT DoCoMo, Inc.’s 20% investment in the Company. This right is exercisable and the purchase will be completed subject to HWL paying all three payments due between now and 2006.

Under the agreements in the preceding paragraph, HWL purchased from DoCoMo its £200 million loan to the Group (see note 16) for an aggregate cash consideration of £200 million in June 2004. The Group is now wholly funded by HWL.